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                              April 21, 2021

       Andrew Bowden
       Executive Vice President, General Counsel and Secretary
       Jackson Financial Inc.
       1 Corporate Way
       Lansing, MI 48951

                                                        Re: Jackson Financial
Inc.
                                                            Amendment No. 1 to
Form 10
                                                            Filed April 16,
2021
                                                            File No. 001-40274

       Dear Mr. Bowden:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

       Amendment No. 1 to Form 10 Filed April 16, 2021

       Exhibit 99.1
       Risk Factors
       Legal and Regulatory Risks
       Legal and regulatory investigations and actions are increasingly common in our industry and could result in a material adverse effect..., page 70

   1. We note your disclosure related to allegations made by your former Chief Executive
                                                        Officer and former
Chief Financial Officer "relating to certain accounting and financial reporting matters."
Please expand your disclosure to briefly describe the allegations raised, and that you
investigated, or advise. Further, please provide similar disclosure and describe the
circumstances resulting in the former officers' separation under Executive
                                                        Compensation
Separation Agreements, on page 269.
 Andrew Bowden
FirstName   LastNameAndrew  Bowden
Jackson Financial  Inc.
Comapany
April       NameJackson Financial Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
Surplus Notes, page 157

2. Please refer to prior comment 1. Please revise your statement of cash flows to disclose information about the non-cash debt restructuring in accordance with ASC 230-10-50-3.
Athene Reinsurance, page F-20

3. Please refer to prior comment 2. We note Section 6.02 (b) of the Coinsurance Agreement, dated as of June 18, 2020, by and between Jackson National Life Insurance Company and
         Athene Life Re Ltd states that "The Cedant shall retain, maintain, control and own all assets in the Funds Withheld Account." Please tell us how you considered this contractual right in your analysis of each condition of ASC 860-10-40-5 in your derecognition of assets accounting analysis for the Athene Reinsurance transaction.
4. Please also tell us how you determined if you had any continuing involvement with the transferred assets detailing any guidance you considered. If you do not believe you have any continuing involvement, please tell us how you considered the guidance in ASC 860-
         10 55-79B.
5. Please refer to prior comment 2. Please tell us if you obtained a true sale opinion from an attorney to support the conclusion that the transferred financial assets in the Athene
         Reinsurance transaction have been legally isolated. If so, please provide it to us. If not, please tell us how you concluded that the transferred financial assets have been legally isolated.
6. Please refer to prior comment 2. If you determine that the assets should not have been derecognized, please tell us how this determination would impact the accounting for the funds withheld coinsurance agreement with Athene. Specifically tell us if you would continue to recognize the entire realized gain on these assets as well as the other items disclosed on page F-20 in your income statement.
7. Please also tell us how you accounted for the activity related to the annuity liabilities subject to the reinsurance agreement subsequent to the reinsurance transaction.
8. Please also tell us why the realized gain of $2,891.0 million does not equal the reduction in accumulated other comprehensive income of $2,815.8 million as detailed in the journal entry on page A-1 of Annex A.
9. Please refer to prior comment 2. We note that you recognized a Funds Withheld Asset related to the invested assets and did not derecognize them in your unaudited pro forma balance sheet included in Exhibit 99.1 of your Form 10 filed on December 23, 2020.
         Noting you did derecognize the invested assets in your audited December 31, 2020 financial statements, please tell us all the facts and circumstances which resulted in your different accounting determination.
10. Please refer to prior comment 2. We note your analysis related to the immediate recognition of the cost of reinsurance in the income statement. Please tell us why you
 Andrew Bowden
Jackson Financial Inc.
April 21, 2021
Page 3
      believe the fact that if the asset were recorded it would not be backed by the insurance contracts and, therefore, there would be no future cash flows is relevant and persuasive information to overcome the US GAAP guidance in ASC 944-40-25-33 that states that reinsurance contracts do not result in immediate recognition of gains. We also note the guidance in paragraph 52 of the basis for conclusions of SFAS 113 specifically addresses coinsurance agreements in which all or substantially all of the risks related to a line of business are reinsured and clearly indicates that immediate recognition is precluded.
11. Please also expand and clarify your basis to recognize the ceding commission immediately in the income statement and to write-off deferred acquisition costs immediately in the income statement considering the guidance in ASC 944-30-35-64 does not appear to support immediate recognition in the income statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Bowden
                                                           Division of
Corporation Finance
Comapany NameJackson Financial Inc.
                                                           Office of Finance
April 21, 2021 Page 3
cc:       Peter J. Loughran, Esq.
FirstName LastName